UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: January 29, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED

ANNOUNCES PRIVATE PLACEMENT OF US$80 MILLION CONVERTIBLE NOTES

SHANGHAI, January 28, 2015 /PRNewswire/: Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), China’s leading wealth and asset management service provider focusing on high net worth individuals and enterprises in China, today announced that Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management had agreed to purchase an aggregate principal amount of US$80 million of convertible notes issued by the Company through private placement. The convertible notes will bear interest at a rate of 3.5% per annum from the issuance date and mature in February 2020. The convertible notes will be convertible, at the holder’s option, into the Company’s American depositary shares (“ADSs”), two of which represent one ordinary share of the Company, at a conversion price of $23.03 per ADS, subject to customary adjustments. The Company plans to use the net proceeds from this private placement for the execution of its broader growth strategy, including expansions of the Company’s wealth management, asset management and internet finance businesses, and potential investments in or acquisitions of complementary businesses and related licenses.

“We are pleased to have Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management as our strategic investors. We are excited to work with the investors to create greater value for our customers and healthy development of the industry in China. We believe this strategic cooperation will ultimately benefit our customers and shareholders,” commented Ms. Jingbo Wang, Co-founder, Chairman of the Board of Directors and Chief Executive Officer of Noah.

The convertible notes and the ordinary shares represented thereby, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws of the United States.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2014 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

About Noah Holdings Limited

Noah Holdings Limited is China’s leading and one of its fastest growing wealth and asset management service provider, focusing on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. Since its inception in 2005, Noah has built an end-to-end, comprehensive financial platform for its clients based on a highly client-centric model. It has won multiple industry awards for its innovation and model potential. Based on its 10 years of experience in investment in China, Noah has been able to institute a rigorous product manufacturing and selection processes supported by an experienced risk management team. Noah currently distributes wealth management products, including fixed income products, private equity funds, private securities investment fund products, mutual funds and insurance products. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With about 775 relationship managers covering 60 cities in 91 branch offices across China as of September 30, 2014, Noah’s total coverage network encompasses China’s most economically developed regions where high net worth individuals are concentrated. It also has a fully owned subsidiary in Hong Kong serving the overseas investment needs of high net worth individuals and enterprises. For more information please visit the Company’s website at http://www.noahwm.com.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 2510 0889

Email: ir@noahwm.com

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